SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-7657

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

LEHMAN BROTHERS SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Lehman Brothers Holdings Inc.

1271 Avenue of the Americas

New York, NY 10020

(646) 285-9000

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Lehman Brothers Savings Plan

Years ended December 31, 2009 and 2008

with Report of Independent Registered Public Accounting Firms

Lehman Brothers Savings Plan

Financial Statements

and Supplemental Schedule

Years Ended December 31, 2009 and 2008

Report of Independent Registered Public Accounting Firm

Employee Benefit Plans Committee

Lehman Brothers Holdings Inc.

We have audited the accompanying statement of net assets available for benefits of the Lehman Brothers Savings Plan (the “Plan”) as of December 31, 2009 and the related statements of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

New York, New York

October 15, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Employee Benefit Plans Committee

Lehman Brothers Holdings Inc.

We have audited the accompanying statements of net assets available for benefits of the Lehman Brothers Savings Plan (the “Plan”) as of December 31, 2008 and the related statements of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and the changes in its net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

/s/ Mitchell & Titus LLP

New York, New York
June 11, 2010

Lehman Brothers Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2009	2008
	(in thousands)
Assets
Investments, at fair value	$601,077	$1,022,793
Participant loans	4,582	12,906
Employee contribution receivables	—	56

	605,659	1,035,755

Liabilities
Accrued expenses and other liabilities	127	292

Net assets available for benefits, at fair value	605,532	1,035,463
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	—	1,323

Net assets available for benefits	$605,532	$1,036,786

See accompanying notes to financial statements.

Lehman Brothers Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2009	2008
	(in thousands)
Additions:
Additions to net assets attributed to:
Investment income:
Net realized and unrealized appreciation / (depreciation) in fair value	$262,822	$(955,343)
Interest and dividends	16,891	44,389

Total investment income / (loss)	279,713	(910,954)

Contributions:
Participants	21,252	124,840
Rollovers	1,257	10,135

Total contributions	22,509	134,975

Transfers in from other Plans:
Capital Crossing Inc. 401(k) Plan	—	2,737

Total transfers	—	2,737

Total additions/(deductions)	302,222	(773,242)

Deductions:
Deductions from net assets attributed to:
Participant withdrawals	(220,671)	(385,119)
Administrative fees	(509)	(1,049)

Transfers out to other Plans:
Neuberger Berman Group 401(k) Plan	(512,296)	—

Total transfers	(512,296)	—

Total deductions	(733,476)	(386,168)

Net decrease in net assets	(431,254)	(1,159,410)

Net assets available for benefits:

Beginning of year	1,036,786	2,196,196

End of year	$605,532	$1,036,786

See accompanying notes to financial statements.

Lehman Brothers Savings Plan

Notes to Financial Statements

For the years ended December 31, 2009 and 2008

1. Description of the Plan

General

The Lehman Brothers Savings Plan (the “Plan”) is a defined contribution plan. The Plan became effective January 1, 1984 and was amended and restated from time to time thereafter, including a restatement on December 31, 2008. Additionally, the Plan was further restated as of December 31, 2009 to take into account certain full vesting for force reductions in 2008. Under the terms of the Plan, qualified employees of Lehman Brothers Holdings Inc. (“Lehman”) and its participating subsidiaries (collectively, the “Company”) are eligible to participate in the Plan as soon as administratively practicable following their date of employment.

The December 2008 Plan restatement revised the Plan to discontinue all further employer contributions under the Plan for Plan Years ending on or after December 31, 2008 and to permit a single individual to serve as the Committee. The restatement also made certain changes required by legislative and regulatory changes, including changes under the Pension Protection Act of 2006.

On September 15, 2008, Lehman and certain of its subsidiaries (the “Debtors”) filed a voluntary bankruptcy filing under Chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”). The Debtors’ Chapter 11 cases have been consolidated for procedural purposes only and are being administered pursuant to Rule 1015(b) of the Federal Rules of Bankruptcy Procedure. The Debtors are authorized to operate their businesses and manage their properties as debtors in possession pursuant to sections 1107(a) and 1108 of the Bankruptcy Code. On September 19, 2008, a proceeding was commenced under the Securities Investor Protection Act of 1970 (“SIPA”) with respect to Lehman Brothers Inc., Lehman’s wholly-owned broker-dealer subsidiary. On September 22, 2008, Barclays Capital Inc. (“Barclays”) agreed to acquire substantially all of the U.S. operations of Lehman Brothers Inc, including hiring most of the employees. Certain employees of the Company were retained by the Debtors for purposes of winding down the estate. In addition, employees of certain non-debtor entities such as Aurora Bank and FSB remain with the Plan.

In May 2009, Neuberger Berman LLC (“Neuberger”) began operating independently from the Debtors. It was determined that effective January 1, 2010, Neuberger would sponsor its own Savings Plan (“Neuberger Berman Group 401(k) Plan”). Participant account balances from the Plan for employees of Neuberger who were active on January 1, 2010 or who had terminated from Neuberger prior to this date but who had balances in the Neuberger Berman Value Equity Fund, were transferred to the Neuberger Berman Group 401(k) Plan on December 31, 2009. In addition, employees of the Lehman Trust Companies were transferred from the Company to Neuberger Berman during 2010 and the account balances of these employees were moved from the Plan to the Neuberger Berman Group 401(k) Plan as of July 15, 2010.

Lehman Brothers Savings Plan

Notes to Financial Statements

For the years ended December 31, 2009 and 2008

1. Description of the Plan (continued)

General (continued)

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). A more complete description of the Plan is contained in the Plan document, which is available to all participants from the Plan Administrator.

Records of all financial transactions involving Plan assets including receipt of contributions and investment earnings, payment of benefits and expenses, and purchase and sale of investments, are maintained by Fidelity Management Trust Company and its affiliates (collectively referred to as “FMTC”).

Contributions

Upon enrollment, a participant may elect to contribute, on a pre-tax basis, or effective January 1, 2008 on an after-tax Roth 401(k) basis, between one and fifty percent of eligible compensation, as defined by the Plan document. For years prior to 2008, the Company provided a discretionary Company contribution, in Lehman stock or cash, on behalf of eligible participants who had a twelve-month period of service, as defined by the Plan document, and were active employees on the last day of the Plan year.

For the 2009 and 2008 Plan years, the Company elected not to make a Company contribution. The Plan was amended in 2008 to discontinue all further Company contributions to the Plan in future Plan years.

Participant pre-tax contributions are not subject to tax until distribution. The Internal Revenue Code of 1986, as amended (the “Code”), provides that pre-tax contributions (and any elective deferrals to other plans containing a cash or deferred arrangement) will be included in participant gross income to the extent such contributions exceed the statutory limitation.

Unlike pre-tax contributions, after-tax Roth 401(k) contributions do not reduce a participant’s current taxable income. By making after-tax Roth 401(k) contributions, however, participants have the potential to receive a tax-free withdrawal from the Plan in the future.

The maximum elective deferral limitation amount was $16,500 for 2009 and $15,500 for 2008 and applies to both pre-tax or after-tax Roth 401(k) contributions or any combination thereof during the Plan year.

The Company’s contributions on behalf of participants, as well as the income and appreciation on amounts invested in the Plan, are also not subject to tax until distributed.

Lehman Brothers Savings Plan

Notes to Financial Statements

For the years ended December 31, 2009 and 2008

1. Description of the Plan (continued)

Contributions (continued)

The Plan allows Catch-Up contributions as permitted under the Economic Growth and Tax Relief Reconciliation Act of 2001. The maximum limitation for Catch-Up contributions was $5,500 for 2009 and $5,000 for 2008.

Rollover contributions represent contributions to the Plan of certain assets previously held on behalf of participants by other qualified plans.

Participants may direct how their contributions are to be invested in the available investment options offered by the Plan.

Participant Accounts

Separate accounts are maintained for each participant whereby the participant’s account is credited for contributions and credited or charged, as appropriate, for investment experience. Participant accounts are also charged for withdrawals, loans and any applicable administrative fees. The periodic allocation of investment experience is based upon the participant’s beneficial interest in each of the investment funds on the valuation date.

Vesting

Participants are immediately 100% vested in their pre-tax, after-tax Roth 401(k) and Catch-Up contributions for all Plan years and in any Company contributions that were made for any Plan year prior to 2005. Participants shall be 100% vested in their Company contributions made for 2005, 2006 and 2007 Plan years once they attained three years of vesting service, as defined by the Plan document. As a result of the sale of substantially all of the U.S. operations of Lehman Brothers Inc. to Barclays, Plan participants that were hired by Barclays on September 22, 2008 and other participants involuntarily terminated during 2008 were fully vested in their Company contributions as of that date.

Participant Loans

Generally, participants may borrow from their plan accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. Loan terms range from 1 to 5 years or up to 10 years for the purchase of a primary residence, as long as documentation is provided. The loans are secured by the participant’s account and bear interest at the rate of prime plus one percent. Principal and interest are paid ratably through biweekly or monthly payroll deductions, depending on the frequency with which

Lehman Brothers Savings Plan

Notes to Financial Statements

For the years ended December 31, 2009 and 2008

1. Description of the Plan (continued)

Participant Loans (continued)

the employee is paid. At December 31, 2009 and 2008, loans bore interest at rates ranging from 4.25% to 10.50% and were due at various dates through 2034. Participants that are still employed by the Company, but are not able to repay their loans through payroll deductions, are required to repay their loans through monthly payments made directly to FMTC. Participants who terminate their employment with outstanding loan balances have 90 days following termination to repay the loan. Loans not repaid in that timeframe (or the grace period for curing the default) will be reported as taxable distributions. On September 18, 2008, in connection with the sale to Barclays, the Plan was amended to permit loans to remain outstanding following termination of employment at the discretion of the Committee. Outstanding loan balances will also be treated as taxable distributions for those participants who request a distribution of their account prior to repaying their loan. For the years ended December 31, 2009 and 2008, loan balances in default of $4,420,935 and $4,993,654, respectively, have been reported as taxable distributions to participants.

Payment of Benefits

Participants may elect, after attaining the age of 59 1/2, to withdraw all or a portion of the value of their accounts. Withdrawals by actively employed participants, before the age of 59 1/2, are permitted for pre-tax contributions and pre-1989 earnings thereon, only after meeting specified financial hardship criteria and after obtaining approval from the Plan Administrator. Participants can elect to withdraw all or a portion of their rollover contributions made to the Plan.

If the participant’s employment with the Company terminates at any point prior to death, the participant may elect to receive a full or partial distribution of his/her account balance.

In the event the participant’s account does not exceed $1,000, an immediate lump sum payment will be made automatically. After participants attain the age of 70 1/2, they must begin receipt of their remaining account balance in accordance with the minimum required distribution provision and the Plan rules.

Upon death, the balance in the participant’s account is paid to the designated beneficiary (as provided by the Plan) in a lump-sum payment; however, the beneficiary may elect instead to receive one or more payments over a period of up to five years following death if the account exceeds $1,000.

Lehman Brothers Savings Plan

Notes to Financial Statements

For the years ended December 31, 2009 and 2008

1. Description of the Plan (continued)

Forfeited Accounts

The balance on the forfeited non-vested participant accounts was $1,540,266 and $1,314,698 at December 31, 2009 and 2008, respectively. The increase in the balance is the net effect of additional forfeitures that occurred during the year, reduced by administrative expenses paid in 2009. In 2008, there was a transaction with Barclays in which certain employees were terminated from Lehman Brothers Inc. and hired directly by Barclays. This and certain other transactions resulted in a partial plan termination. As a result, certain unvested Company contribution balances initially deemed forfeited have been reinstated during 2010 from the forfeiture account for the impacted participants. The total amount reinstated, including principal and related earnings, totaled $1,342,537.

Administrative Expenses

Except to the extent paid by the Company, all expenses of the Plan are paid by the Plan. In 2009 and 2008, the Plan was charged $509,145 and $1,048,697, respectively, for third party administrative expenses incurred during the respective years.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and are presented on the accrual basis of accounting.

As required by ASC 962, Plan Accounting – Defined Contribution Pension Plan, investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit-responsive investment contracts recognized at fair value. ASC 962 requires fully benefit responsive investment contracts to be reported at fair value in the Plan’s Statement of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value.

New Accounting Pronouncements

The Hierarchy of U.S. Generally Accepted Accounting Principles

The Financial Accounting Standards Board (“FASB”) has issued “The Hierarchy of Generally Accepted Accounting Principles” which identifies the sources of accounting principles and provides a U.S. GAAP hierarchy for selecting the principles to be used in preparation of financial statements that are present in conformity with U.S. GAAP. The standard is effective for financial statements issued for interim and annual periods ending

Lehman Brothers Savings Plan

Notes to Financial Statements

For the years ended December 31, 2009 and 2008

2. Summary of Significant Accounting Policies (continued)

New Accounting Pronouncements (continued)

after September 15, 2009. As the standard is not intended to change or alter existing U.S. GAAP, adoption of this standard did not impact the Plan’s financial statements.

Subsequent Events

In May 2009, the FASB issued FASB Statement Number 165, Subsequent Events, which was codified into Accounting Standards Codification (“ASC”) 855, Subsequent Events, to provide general standards for accounting for and disclosure of events that occur after the balance sheet date, but before the financial statements are issued or available to be issued. ASC 855 was amended in February 2010. The Plan has adopted ASC 855, as amended.

Fair Value of Investments

In September 2009, the FASB issued Accounting Standards Update (“ASU”) 2009-12, Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). ASU 2009-12 amended ASC 820 to allow entities to use net asset value (NAV) per share (or its equivalent), as a practical expedient, to measure fair value when the investment does not have a readily determinable fair value and the net asset value is calculated in a manner consistent with investment company accounting. The Plan adopted the guidance in ASU 2009-12 for the reporting period ended December 31, 2009 and it did not have an effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

In January 2010, the FASB issued ASU 2010-06, Improving Disclosures about Fair Value Measurements. ASU 2010-06 amends fair value disclosure requirements by requiring an entity to: (i) disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers; and (ii) present separately information about purchases, sales, issuances and settlements of Level 3 fair value measurements (i.e., gross presentation). Additionally, ASU 2010-06 clarifies existing disclosure requirements related to the level of disaggregation for each class of assets and liabilities and disclosures about inputs and valuation techniques for fair value measurements classified as either Level 2 or Level 3. The new disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures requiring separate presentation of information about purchase, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for interim and annual periods beginning after December 15, 2010. The adoption of the new disclosure requirements in ASU 2010-06 is not expected to have a material impact on the Plan’s financial statements.

Lehman Brothers Savings Plan

Notes to Financial Statements

For the years ended December 31, 2009 and 2008

2. Summary of Significant Accounting Policies (continued)

New Accounting Pronouncements (continued)

Participant Loans

On September 28, 2010, the FASB issued ASU 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans, which is effective for plan years ending after December 15, 2010. The new standard will require that participant loans be classified as notes receivable for U.S. GAAP purposes and measured at unpaid principal balance plus accrued but unpaid interest. Currently these participant loans are classified as Plan investments, and are subject to the fair value measurement and disclosure requirements of ASC 820, Fair Value Measurements and Disclosures. Adopting this new standard will eliminate the need to calculate fair values and present disclosures for these loans in accordance with ASC 820.

Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Refer to Note 8 for disclosure about fair value measurements.

The Plan invested in fully benefit-responsive investment contracts. These investment contracts are recorded at fair value (see Note 8); however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statement of Net Assets Available for Benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

Lehman Brothers Savings Plan

Notes to Financial Statements

For the years ended December 31, 2009 and 2008

3. Investments

Investment of contributions among the investment funds can be made in increments of 1%, with a maximum of 20% of contributions permitted to be invested in the Lehman Brothers Common Stock Fund (50% prior to December 27, 2007). Participants can elect to change their contribution rate and investment direction of new contributions on a daily basis. Participants may also elect to transfer existing fund balances among investment funds on a daily basis. Effective with the bankruptcy filing of the Debtors on September 15, 2008, neither future employee contributions nor fund transfers were permitted into the Lehman Brothers Stock Fund.

The following table presents the investments at fair value held by the Plan at December 31, 2009 and 2008, respectively:

	December 31,
	2009	2008
	(in thousands)
Investments, at fair value
Mutual Funds	$579,231	$558,105
Separate accounts	21,527	279,537
Company Stock	319	479
Stable Value Fund	—	184,492
Wrap contracts	—	180
Participant loans	4,582	12,906

Total	$605,659	$1,035,699

The following table presents the net appreciation/(depreciation) in fair value of investments held by the Plan at December 31, 2009 and 2008, respectively:

	Years Ended December 31,
	2009	2008
	(in thousands)
Net appreciation/(depreciation) in fair value of investments:
Mutual Funds	$141,329	$(428,760)
Company Stock	32	(222,002)
Separate Accounts	121,461	(304,581)

Total	$262,822	$(955,343)

Lehman Brothers Savings Plan

Notes to Financial Statements

For the years ended December 31, 2009 and 2008

3. Investments (continued)

The following is a schedule of investments held in excess of 5% of the net assets available for benefits at December 31, 2009 and 2008, respectively:

	Fair Value at December 31,
	2009	2008
	(in thousands)
Funds:
Vang Prime MM Inst	104,201	—
Vanguard Inst Index Plus	71,636	81,227
Fidelity Large-Cap Stock	48,933	43,121
Fidelity Diversified Intl K	45,154	48,634
Pimco Total Return Inst	41,120	53,873
Neuberger Berman High Inc Bond Inv	32,683	30,053

4. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the statements of net assets available for benefits.

5. Plan Termination

While it has not expressed any intent to do so, Lehman has the right to terminate the Plan at any time subject to the provisions set forth in ERISA and the Code. In the event of Plan termination, participants would immediately become 100% vested in their employer contributions.

6. Income Tax Status

The Plan received a determination letter from The Internal Revenue Service dated August 19, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable

Lehman Brothers Savings Plan

Notes to Financial Statements

For the years ended December 31, 2009 and 2008

6. Income Tax Status (continued)

requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

7. Party in Interest Transactions

Certain Plan investments were managed and held in trust by FMTC and Invesco during 2009 and 2008. This qualifies FMTC and Invesco as parties in interest. Fees paid by the Plan to FMTC and Invesco for administrative and investment fees amounted to $182,166 and $181,351 and $110,525 and $204,291 for the years ended December 31, 2009 and 2008, respectively.

8. Fair Value Measurements

Under U.S. GAAP fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

Level 2 – Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•	quoted prices for similar assets and liabilities in active markets

•	quoted prices for identical or similar assets or liabilities in markets that are not active

•	observable inputs other than quoted prices that are used in the valuation of the asset or liabilities

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means

Level 3 – Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

Lehman Brothers Savings Plan

Notes to Financial Statements

For the years ended December 31, 2009 and 2008

8. Fair Value Measurements (continued)

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.

Following is a description of the valuation methodologies used for assets and liabilities measured at fair value.

Company stocks: Valued based on quoted market prices in the over-the-counter market.

Mutual funds: Valued at the net asset value (‘NAV’) of shares held by the Plan at year end or quoted market prices in active markets.

Separate accounts: Valued based on the NAV of the Investment Managers who manage the underlying assets. The NAV is a quoted price in a market that is not active, so they are classified within level 2 of the valuation hierarchy.

Participant loans: Valued at cost, which approximates fair value.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets carried at fair value as of December 31, 2009.

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
	(in thousands)
Company stock	$—	$319	$—	$319
Mutual funds	579,231	—	—	579,231
Separate accounts	—	21,527	—	21,527
Loans to participants	—	—	4,582	4,582

Total assets at fair value	$579,231	$21,846	$4,582	$605,659

Lehman Brothers Savings Plan

Notes to Financial Statements

For the years ended December 31, 2009 and 2008

8. Fair Value Measurements (continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets carried at fair value as of December 31, 2008.

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
	(in thousands)
Company stock	$—	$479	$—	$479
Mutual funds	558,105			558,105
Separate accounts	—	279,537	—	279,537
Stable Value Fund:
Guaranteed invest. contracts	—	107,169	—	107,169
Wrap contracts	—	—	180	180
Money market	—	77,323	—	77,323
Loans to participants	—	—	12,906	12,906

Total assets at fair value	$558,105	$464,508	$13,086	$1,035,699

Level 3 Assets

The table below sets forth a summary of changes in the fair value of Level 3 assets for the year ended December 31, 2009.

Participant Loans
(in thousands)
Balance, beginning of year	$12,906
Loan issuances, repayments and defaults (net)	(8,324)

Balance, end of year	$4,582

Lehman Brothers Savings Plan

Notes to Financial Statements

For the years ended December 31, 2009 and 2008

9. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2009 and 2008 to the Form 5500:

	2009	2008
	(in thousands)
Net assets available for benefits per the financial statements	$605,532	$1,036,786
Amounts allocated to withdrawing participants	—	(1,413)

Net assets available for benefits per the Form 5500	$605,532	$1,035,373

The accompanying financial statements present fully benefit-responsive investment contracts at contract value. The Form 5500 requires fully benefit-responsive investment contracts to be reported at fair value. Therefore, the adjustment from contract value to fair value for fully benefit-responsive investment contracts represents a reconciling item.

The following is a reconciliation of benefits paid to participants as reflected in the financial statements to the Form 5500:

	2009	2008
	(in thousands)
Benefits paid to participants per the financial statements	$220,671	$385,119
Add: Amounts allocated to withdrawing participants at December 31, 2009 and 2008	(1,413)	1,413

Benefits paid to participants per the Form 5500	$219,258	$386,532

10. Subsequent Events

The Plan has evaluated the impact of events that have occurred subsequent to December 31, 2009 through October 15, 2010, the date the financial statements were available for issuance. Based on this evaluation, the Plan has determined no events were required to be recognized or disclosed in the financial statements other than the complaints disclosed below.

During 2010, complaints have been filed in Federal court against the Plan and related parties to the Plan as well as against the Plan’s independent auditors, Ernst & Young. The complaints allege a variety of claims including breach of fiduciary duty and negligent misrepresentation. The Company, on behalf of the Plan, believes that the complaints filed above are without merit and intends to defend them vigorously.

Supplemental Schedule

EIN: 13-3216325

Plan: 003

Lehman Brothers Savings Plan

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)

December 31, 2009

(a)	(b)	(c)	(d) **	(e)

	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investments, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Date	Cost	Current Value
	Company Stock:
*	Lehman Brothers Common Stock Fund	Common Stock		319,554

	Mutual Funds:
*	Fidelity Capital and Income	Mutual Fund		31
*	Fidelity Select Biotech	Mutual Fund		3,546,557
*	Fidelity Select Healthcare	Mutual Fund		5,366,876
*	Fidelity Select Technology	Mutual Fund		6,987,979
*	Fidelity Select Telecomm	Mutual Fund		2,132,715
*	Fidelity Large-Cap Stock	Mutual Fund		48,933,363
*	Fidelity Freedom 2010	Mutual Fund		3,912,293
*	Fidelity Freedom 2020	Mutual Fund		7,491,816
*	Fidelity Freedom 2030	Mutual Fund		10,002,040
*	Fidelity US Bond Index	Mutual Fund		27,228,531
*	Fidelity Freedom 2040	Mutual Fund		8,197,087
*	Fidelity Freedom 2015	Mutual Fund		3,539,041
*	Fidelity Freedom 2025	Mutual Fund		3,973,833
*	Fidelity Freedom 2035	Mutual Fund		2,900,214
*	Fidelity Freedom 2045	Mutual Fund		1,944,755
*	Fidelity Freedom 2050	Mutual Fund		896,654
*	Fidelity Diversified Intl K	Mutual Fund		45,153,861
*	Fidelity Low Priced Stock K	Mutual Fund		19,787,855
	Allianz Emerging Co Is	Mutual Fund		4,295,454
	Vanguard Total Stock Market SIG	Mutual Fund		10,112,616
	Hartford Cap App IA	Mutual Fund		14,057,519
	TRP Mid Cap Value	Mutual Fund		16,400,817
*	Neuberger Berman High Inc Bond Inv	Mutual Fund		32,683,180
	Century SM Cap	Mutual Fund		3,972,929
	Pimco Total Return Inst	Mutual Fund		41,119,623
*	Neuberger Berman Partners Inst	Mutual Fund		12,559,327
*	Neuberger Berman Socially Resp I	Mutual Fund		1,261,948
*	Neuberger Berman International IS	Mutual Fund		8,490,822
	Vanguard Inst Index Plus	Mutual Fund		71,635,514
*	Neuberger Berman Genesis – Inst CL	Mutual Fund		18,425,968
	AF Cap World G&I R5	Mutual Fund		16,815,744
	MFS Value Inst	Mutual Fund		5,529,399
	TMPL Dev Mkts Adv	Mutual Fund		15,673,449
	Vang Prime MM Inst	Mutual Fund		104,200,937

				579,230,747

EIN: 13-3216325

Plan: 003

Lehman Brothers Savings Plan

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year) (continued)

December 31, 2009

(a)	(b)	(c)	(d) **	(e)

	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investments, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Date	Cost	Current Value
	Separate Accounts:
*	Neuberger Berman Value Equity	Separate Account		1,396,216
	Times SQ Midcap Grth	Separate Account		20,130,416

				21,526,632

*	Participant Loans	Interest rates range from 4.25% to 10.50%		4,581,903

				$605,658,836

*	Party-in-interest to the Plan
**	Cost not disclosed as all investments are participant directed

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Lehman Brothers Holdings Inc. Employee Benefit Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LEHMAN BROTHERS SAVINGS PLAN

By:	/s/ Carol Rado
Carol Rado
Chairperson
Lehman Brothers Holdings Inc.
Employee Benefit Plans Committee

October 20, 2010

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Accounting Firm – Ernst & Young LLP

23.2	Consent of Independent Registered Accounting Firm – Mitchell & Titus LLP